As filed with the Securities and Exchange Commission on November 12, 2004



                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
Cinergy Corp. et al.                                                 OF
  File No. 70-9879                                              NOTIFICATION

(Public Utility Holding Company Act of 1935)


         With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies -- namely, Cinergy Services, Inc. ("Cinergy Services"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg") 1, Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") -- and the Commission's order dated August 2, 2001 with respect thereto (Rel. No. 35-27429), Cinergy Services, on behalf of itself and the other Applicants, notifies the Commission that:

1. The following lists the maximum principal amount of external short-term borrowings -- i.e., bank borrowings and/or commercial paper -- at any time outstanding during the calendar quarter ended September 30, 2004 for the following companies: (a) CG&E -- $0.0; (b) PSI -- $0.0; (c) ULH&P -- $0.0;
     (d) Lawrenceburg -- $0.0; (e) Miami -- $0.0; (f) Tri-State -- $0.0; (g) KO -- $0.0; and (h) Cinergy Services -- $0.0.

2. With respect to the operation of the Cinergy system money pool during the calendar quarter ended September 30, 2004: (a) the average annual interest rate applicable to borrowings by participating companies was 1.55%; (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any time during the aforesaid quarterly period was as follows: (i) CG&E -- $224.8 million,
     (ii) PSI -- $216.1 million, (iii) ULH&P -- $36.9 million, (iv) Lawrenceburg -- $3.1 million, (v) Miami -- $0.0, (vi) Tri-State -- $0.0,
     (vii) KO -- $0.0, and (viii) Cinergy Services -- $0.0; and (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any time during the aforesaid quarterly period was as follows: (i) Cinergy -- $309.7 million, (ii) CG&E -- $0.0,
     (iii) PSI -- $0.0, (iv) ULH&P -- $0.0, (v) Lawrenceburg -- $0.0, (vi)
     Miami -- $0.0, (vii) Tri-State -- $0.0, (viii) KO -- $0.0, and (ix)
     Cinergy Services -- $168.3 million.



                                 S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

Date:         November 10, 2004

                                          CINERGY SERVICES, INC.


                                          By: /s/ Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Treasurer



1 In the calendar quarter covered by this report, CG&E completed the sale of Lawrenceburg. See Rule 24 certificate filed in File No. 70-10224. The information with respect to Lawrenceburg contained in this report covers the portion of this calendar quarter through the date of consummation of the sale.